Exhibit 99.1

Ballard inks contract with Stadler to supply fuel cell engines to power first hydrogen train in United States

VANCOUVER, BC and BUSSNANG, Switzerland, Sept. 26, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced an order from Stadler Rail AG ("Stadler"; www.stadlerrail.com), a leading manufacturer of rolling stock, for the supply of six 100 kW FCmoveTM-HD+ fuel cell engines to power the first hydrogen train in the United States.

The contract to provide the hydrogen-powered train was awarded to Stadler by San Bernardino County Transportation Authority (SBCTA), with the option of additional trains in the future. The train is expected to be in service in San Bernardino, California in 2024 and will seat over 100 passengers.

"We continue to see the critical role hydrogen will play in decarbonizing our economy. We are excited to work with Stadler, a global industry leader in rail manufacturing, to reduce emissions in the transportation sector and bring the first hydrogen powered, zero emission passenger train to the United States," said Randy MacEwen, Ballard CEO.

Martin Ritter, CEO of Stadler US commented, "Stadler is committed to designing and building green technology for the transportation industry. We are delighted to work alongside innovative organizations, like SBCTA and Ballard, that share our enthusiasm to reduce emissions in the sector. It is a great honor to be a part of bringing the first hydrogen-powered train to the United States."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP) (TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About Stadler Rail

Stadler has been building trains for 80 years. The provider of mobility solutions in rail vehicle construction, service and signaling technology has its headquarters in Bussnang, eastern Switzerland. It has a workforce of over 13,000 based in various production and engineering locations as well as more than 70 service locations. The company is conscious of its social responsibility for sustainable mobility and therefore stands for innovative, sustainable and durable quality products. The product range in the field of mainline railways and city transport includes high-speed trains, intercity trains, regional and suburban trains, metros, tramways and trams. Stadler also manufactures main-line locomotives, shunting locomotives and passenger carriages. It is the world's leading manufacturer in the rack-and-pinion rail vehicle industry.

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard-inks-contract-with-stadler-to-supply-fuel-cell-engines-to-power-first-hydrogen-train-in-united-states-301632941.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2022/26/c8288.html

%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations, +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 26-SEP-22